QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Month Periods Ended September 30, 2011 and 2010
(Unaudited)
(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ended September 30, 2011 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. The Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	SEPTEMBER 30	DECEMBER 31
	2011	2010
	(Unaudited)	(Unaudited)

ASSETS

Current
Cash	$289,886	$877,848
Accounts receivable	297,325	51,080
Inventory	353,023	117,088
Prepaid expenses	44,853	−
Total Current Assets	985,087	1,046,016

Property and Equipment	91,287	42,344

Total Assets	$1,076,374	$1,088,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$72,283	$54,890
Promissory note and accrued interest payable	1,011,835	275,783
Notes and accrued interest payable	−	127,428
Total Liabilities	1,084,118	458,101

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock	$71,128	56,102

Additional Paid-in Capital	4,728,073	1,559,335

Share Subscriptions Received	−	1,385,000

Deficit Accumulated During The Development Stage	(4,806,945)	(2,370,178)
Total Stockholders’ Equity (Deficiency)	(7,744)	630,259

Total Liabilities and Stockholders’ Equity	$1,076,374	$1,088,360

The accompanying notes are an integral part of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

							PERIOD FROM
							DATE OF
							INCEPTION
							OCTOBER 5,
	THREE MONTHS ENDED			NINE MONTHS ENDED			2000 TO
	SEPTEMBER 30			SEPTEMBER 30			SEPTEMBER 30,
	2011		2010	2011		2010	2011

Revenue	$48,431	$	−	$116,964	$	−	$119,682

Expenses
Advertising and promotion	41,393		8,622	96,776		9,839	103,204
Amortization	6,579		19	18,970		338	19,266
Consulting fees	28,202		5,327	281,717		69,206	367,374
Filing Fees	2,020		244	12,860		838	29,878
Foreign Exchange	13,540		28,627	(5,919)		15,928	105,163
Interest and bank charges	18,567		6,810	20,457		18,289	234,501
Management fees	(32)		16,884	2,353		67,993	290,146
Mineral property development expenditures	−		−	−		−	8,500
Mineral property option payment	−		−	−		−	3,428
Office and administrative	109,136		2,640	380,554		1,992	420,015
Oil and gas property development expenditures	−		−	−		−	202,686
Professional fees	74,803		31,788	263,166		77,481	709,738
Rent	42,946		891	143,433		16,274	182,320
Salaries, wages and benefits	273,420		181,428	841,746		256,176	1,287,580
Software development costs	93,821		19,758	419,023		128,900	615,104
Travel	19,565		−	78,595		−	139,668
Total Expenses	723,960		303,038	2,553,731		663,254	4,718,571

Net Loss For The Period	$(675,529)		$(303,038)	$(2,436,767)		$(663,254)	$(4,598,889)

Basic And Diluted Loss Per Common Share	$(0.01)		$(0.00)	$(0.04)		$(0.01)

Weighted Average Number Of Common Shares Outstanding	71,128,500		51,313,366	67,134,800		51,313,366

The accompanying notes are an integral part of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
PERIOD FROM INCEPTION, OCTOBER 5, 2000, TO SEPTEMBER 30, 2011
(Unaudited)
(Stated in U.S. Dollars)

	COMMON STOCK				DEFICIT
	NUMBER				ACCUMULATED
	OF		ADDITIONAL	SHARE	DURING THE	CUMULATIVE
	COMMON	PAR	PAID-IN	SUBSCRIPTIONS	EXPLORATION	TRANSLATION
	SHARES	VALUE	CAPITAL	RECEIVED	STAGE	ADJUSTMENT	TOTAL

Balance, October 5, 2000	-	$-	$-	$-	$-	$-	$-

November 2000 - Shares issued for cash at $0.001	6,500,000	6,500	-	-	-	-	6,500
November 2000 - Shares issued for cash at $0.01	6,000,000	6,000	54,000	-	-	-	60,000
December 2000 - Shares issued for cash at $0.25	38,000	38	9,462	-	-	-	9,500
Translation adjustment	-	-	-	-	-	660	660
Net loss for the period	-	-	-	-	(7,310)	-	(7,310)
Balance, December 31, 2000	12,538,000	12,538	63,462	-	(7,310)	660	69,350

Translation adjustment	-	-	-	-	-	(752)	(752)
Net loss for the year	-	-	-	-	(54,811)	-	(54,811)
Balance, December 31, 2001	12,538,000	12,538	63,462	-	(62,121)	(92)	13,787

Translation adjustment	-	-	-	-	-	16	16
Net loss for the year	-	-	-	-	(24,972)	-	(24,972)
Balance, December 31, 2002	12,538,000	12,538	63,462	-	(87,093)	(76)	(11,169)

Translation adjustment	-	-	-	-	-	(205)	(205)
Net loss for the year	-	-	-	-	(271,508)	-	(271,508)
Balance, December 31, 2003	12,538,000	12,538	63,462	-	(358,601)	(281)	(282,882)

Translation adjustment	-	-	-	-	-	281	281
Net loss for the year	-	-	-	-	(72,049)	-	(72,049)
Balance, December 31, 2004	12,538,000	12,538	63,462	-	(430,650)	-	(354,650)

Net loss for the year	-	-	-	-	(49,562)	-	(49,562)
Balance, December 31, 2005	12,538,000	12,538	63,462	-	(480,212)	-	(404,212)

Net loss for the year	-	-	-	-	(67,488)	-	(67,488)
Balance, December 31, 2006	12,538,000	12,538	63,462	-	(547,700)	-	(471,700)

Net loss for the year	-	-	-	-	(74,191)	-	(74,191)
Balance, December 31, 2007	12,538,000	12,538	63,462	-	(621,891)	-	(545,891)

Net loss for the year	-	-	-	-	(104,412)	-	(104,412)
Balance, December 31, 2008	12,538,000	12,538	63,462	-	(726,303)	-	(650,303)

				-
September 2009 - Shares issued for settling debt at $0.015	38,775,366	38,775	542,855		-	-	581,630
Shares issued pursuant to share exchange agreement (Note 1)	4,789,035	4,789	953,018	-	-	-	957,807
Net loss for the year	-	-	-	-	(541,678)	-	(541,678)
Balance, December 31, 2009	51,313,366	56,102	1,559,335	-	(1,267,981)	-	347,456

Share subscriptions received	-	-	-	1,385,000	-	-	1,385,000
Net loss for the year	-	-	-	-	(1,102,197)	-	(1,102,197)
Balance, December 31, 2010	51,313,366	56,102	1,559,335	1,385,000	(2,370,178)	-	630,259

Shares issued for cash at $0.20 per share	13,010,000	13,010	2,588,992	(1,385,000)	-	-	1,217,002
Shares issued to settle debt at $0.20	2,016,055	2,016	401,195	-	-	-	403,211
Stock-based compensation	-	-	178,551	-	-	-	178,551
Net loss for the period	-	-	-	-	(2,436,767)	-	(2,436,767)

Balance, September 30, 2011	71,128,456	$71,128	$4,728,073	$-	$(4,806,945)	$-	$(7,744)

The accompanying notes are an integral part of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

										PERIOD FROM
										DATE OF
										INCEPTION
										OCTOBER 5,
		THREE MONTHS ENDED				NINE MONTHS ENDED				2000 TO
		SEPTEMBER 30,				SEPTEMBER 30,				SEPTEMBER 30,
		2011		2010		2011		2010		2011
Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the period		$(675,529)		$(269,768)		$(2,436,767)		$(628,574)		$(4,598,889)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		7,220		7		19,680		326		19,976
Foreign exchange on debt settlement		−		−		−		−		18,456
Stock-based compensation		16,848		−		178,551		−		178,551

Changes in operating assets and liabilities
Accounts receivable		(80,205)		(2,290)		(243,975)		(14,856)		(293,755)
Prepaid expenses		(22,050)		−		(44,853)		−		(44,853)
Inventory		(66,541)		−		(235,935)		−		(353,023)
Due to and from related parties		(194,087)		232,003		(2,270)		522,149		1,369,811
Deferred revenue		(4,963)		−		−		−		−
Accrued interest payable		1,011,832		6,814		1,011,835		18,058		1,225,486
Accounts payable and accrued liabilities		(52,014)		2,213		6,759		2,334		153,304
Net cash (used in) operating activities		(59,489)		(31,021)		(1,746,975)		(100,563)		(2,324,936)

Investing Activities
Purchase of property and equipment		(5,337)		(5,074)		(57,989)		(5,074)		(99,861)
Promissory note advances		−		−		−		−		(639,862)
Net cash (used in) investing activities		(5,337)		(5,074)		(57,989)		(5,074)		(739,723)

Financing Activities
Proceeds from notes payable		−		37,533		−		108,540		465,028
Proceeds from promissory note		−		−		−		−		196,050
Proceeds from issuance of common shares		−		−		1,217,002		−		2,678,002
Proceeds from share subscriptions received		−		−		−		−		−
Net cash provided by financing activities		−		37,533		1,217,002		108,540		3,339,080

Net Increase (Decrease) In Cash		(64,826)		1,438		(587,962)		2,903		274,421

Cash, Beginning Of Period		354,712		16,554		877,848		15,089		15,465

Cash, End Of Period		$289,886		$17,992		$289,886		$17,992		$289,886
Non-cash Financing Activities
Common stock issued to settle debt	$	−	$	−		$403,211	$	−		$984,841

Supplemental Disclosure of Cash FlowInformation
Interest paid	$	−	$	−	$	−	$	−	$	−
Income taxes paid	$	−	$	−	$	−	$	−	$	−

The accompanying notes are an integral part of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements as of September 30, 2011 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes thereto. The operating results for the three months and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one common share of stock for each common share of Qeyos.

For accounting purposes, the acquisition is being accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of Qeyos. Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION (continued)

A condensed combined balance sheet as of December 31, 2010 is presented below:

		December 31, 2010
	Qwick	Qeyos Ad		Intercompany
	Media Inc.	Systems Inc.		Adjustments	Combined

ASSETS

Current
Cash	$700,996	$176,852	$	−	$877,848
Accounts receivable	−	51,080		−	51,080
Inventory	−	117,088		−	117,088
Total Current Assets	700,996	345,020		−	1,046,016

Promissory Notes Receivable	639,862	−		(639,862)	−
Property and Equipment	−	42,344		−	42,344
Total Assets	$1,340,858	$387,364		$(639,862)	$1,088,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$36,260	$18,630	$	−	$54,890
Promissory note and accrued interest payable	127,428	639,862		(639,862)	127,428
Notes and accrued interest payable	275,783	−		−	275,783
Total Liabilities	439,471	658,492		(639,862)	458,101

STOCKHOLDERS’ EQUITY

Capital Stock	$51,313	$957,807		(953,018)	56,102

Additional Paid-in Capital	606,317	−		953,018	1,559,335

Share Subscriptions Received	1,385,000	−		−	1,385,000

Deficit Accumulated During The
Development Stage	(1,141,243)	(1,228,935)		−	(2,370,178)
Total Stockholders’ Equity	901,387	(271,128)		−	630,259

Total Liabilities and Stockholders’ Equity	$1,340,858	$387,364		$(639,862)	$1,088,360

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION (continued)

Condensed combined summaries of operations for the three and nine month periods ended September 30, 2010 is presented below:

		Three Months Ended September 30, 2010
		Qwick		Qeyos Ad		Intercompany
		Media Inc.		Systems Inc.		Adjustments		Combined

Revenues	$	−	$	−	$	−	$	−

Expenses
Advertising and promotion		−		8,622		−		8,622
Amortization		−		19		−		19
Consulting fees		−		5,327		−		5,327
Filing and stock transfer fees		488		−		−		244
Foreign exchange		−		28,627		−		28,627
Interest and bank charges		6,717		93		−		6,810
Management fees		16,182		702		−		16,884
Office and administrative		2,643		(3)		−		2,640
Professional fees		16,054		15,734		−		31,788
Rent		−		891		−		891
Salaries, wages and benefits		−		181,428		−		181,428
Software development costs		−		19,758		−		19,758
Total Expenses		42,084		261,198		−		303,038

Net Loss For The Period		$(42,084)		$(261,198)	$	−		$(303,038)

		Nine Months Ended September 30, 2010
		Qwick		Qeyos Ad		Intercompany
		Media Inc.		Systems Inc.		Adjustments		Combined

Revenues	$	−	$	−	$	−	$	−

Expenses
Advertising and promotion		−		9,839		−		9,839
Amortization		−		338		−		338
Consulting fees		−		69,206		−		69,206
Filing and stock transfer fees		838		−		−		838
Foreign exchange		−		15,928		−		15,928
Interest and bank charges		17,961		328		−		18,289
Management fees		41,485		26,508		−		67,993
Office and administrative		2,048		(56)		−		1,992
Professional fees		60,241		17,240		−		77,481
Rent		−		16,274		−		16,274
Salaries, wages and benefits		−		256,176		−		256,176
Software development costs		−		128,900		−		128,900
Total Expenses		122,573		540,681		−		663,254

Net Loss For The Period		$(122,573)		$(540,681)	$	−		$(663,254)

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

2.	NATURE OF OPERATIONS AND GOING CONCERN

	a)	Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands. It is currently a reporting issuer in the Province of British Columbia, Canada and a foreign filer in the United States of America. Principal executive offices are located in Vancouver, British Columbia, Canada. The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada. Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in China, a wholly-owned subsidiary of the Company.

	b)	Development Stage Activities

The Company had been in the exploration stage since its formation and had not realized any revenues during the exploration stage. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003. As at December 31, 2010, the Company was an inactive shell company.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software and hardware for use in digital media kiosks. Accordingly, the Company ceased to be an inactive shell company and became a development stage company.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

2.	NATURE OF OPERATIONS AND GOING CONCERN (conintued)

	c)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the interim consolidated financial statements, the Company has incurred accumulated losses of $4,806,945 for the period from October 5, 2000 (inception) to September 30, 2011 and the Company’s revenue is insignificant. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing from the issuance of the Company’s common stock and from the issuance of promissory notes. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company had no cash equivalents at September 30, 2011 or at December 31, 2010.

	b)	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, useful life and recoverability of long-lived assets, the fair value of stock-based compensation, valuation allowance for income tax purposes and fair value measurements of financial instruments.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Revenue Recognition

Upon achieving full commercial operation, the Company recognizes revenue from software licensing and customization when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

The Company has granted a software license which provides for the right to receive payment of a royalty fee based on a percentage of revenues earned by the licensee from the use of the software. Royalty revenues arising from software licenses with an undefined or expected term exceeding three years are generally recognized as received or receivable if the other conditions noted above are satisfied.

	d)	Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20 Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized.

To September 30, 2011, software development costs have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705 software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

	e)	Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight- line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating depreciation are between 20% and 50%.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with ASC 830, Foreign Currency Matters, into U.S. dollars and reported as follows:

		i)	monetary items at the exchange rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

	g)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share. Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

	h)	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

		•	Level 1 – defined as observable inputs such as quoted prices in active markets;

		•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

		•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash consists of cash on deposit with a high quality major financial institution. The carrying cost approximates fair value due to the liquidity of these deposits. The carrying amounts of other financial assets and liabilities comprising accounts receivable, accounts payable and accrued liabilities, and notes payable, were a reasonable approximation of their fair value.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Income Taxes

The Company has adopted ASC 740, Income Taxes. This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

	j)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in ASC 360-50, Impairment or Disposal of Long-lived Assets. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

	l)	Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive items in the interim consolidated financial statements. As at September 30, 2011 and 2010, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

	m)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

		i)	the date at which the counterparty’s performance is complete;
		ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
		iii)	the date at which the common shares are issued if they are fully vested and non- forfeitable at that date.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new accounting pronouncements that are in effect and that may impact its interim consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

5.	NOTES AND ACCRUED INTEREST PAYABLE

On January 28, 2011, the Company issued 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable outstanding at December 31, 2010. These amounts were due to a company with a common director.

6.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At December 31, 2010, the promissory note of $196,050 bore interest at 8% per annum and was repayable in full on January 28, 2004. The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. On May 30, 2011, the Company settled the outstanding principal and interest of $275,783 by issuing 1,378,915 shares of the Company’s common stock.

7.	CONVERTIBLE NOTE AND ACCRUED INTEREST PAYABLE

On August 5, 2011, the Company closed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of a US$1,000,000 secured convertible debenture (the “Debenture”). The Debenture has a maturity date of July 30, 2015 (the “Maturity Date”) and bears interest at 10% per annum. Principal and accrued interest on the Debenture may be convertible at any time into common shares of the Company (the “Conversion Shares”) at a deemed conversion price of: (i) $0.60 per Conversion Share until July 30, 2012; (ii) $1.00 per Conversion Share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per Conversion Share between July 31, 2013 and the Maturity Date. At September 30, 2011, accrued interest of $17,534 has been recognized. Refer to Note 13.

8.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the nine months ended September 30, 2011, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at September 30, 2011 not disclosed elsewhere:

a)

The Company paid management fees of $Nil (2010 - $41,485) to a company controlled by a former director for the nine months ended September 30, 2011. Pursuant to an agreement dated November 1, 2008, the Company paid $5,806 (CDN$5,600) per month for management services on a month to month basis.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

8.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (continued)

b)

As of September 30, 2011, amounts owing from related parties consists of $2,270 owed from a director and companies controlled by a director, which is included in accounts receivable. At December 31, 2010, accounts payable included $11,320 owed to a director of the Company and to a company controlled by the same director, and $5,209 owed to a company controlled by an officer of the Company.

	c)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $Nil for the nine months ended September 30, 2011 (2010 - $3,796).

	d)	On January 28, 2011, the Company issued 4,789,935 common shares of Qeyos to a director of the Company at a fair value of $0.20 per share to settle debt of $957,787.

e)

On January 28, 2011, the Company completed the acquisition of Qeyos, a company controlled by the President of the Company, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos.

9.	CAPITAL STOCK

	a)	Authorized

At September 30, 2011, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors (See Note 13).

	b)	Issued, outstanding and fully paid

On January 28, 2011, the Company issued 10,000,000 common shares at $0.20 per share pursuant to a private placement, of which $1,385,000 was included in share subscriptions at December 31, 2010.

On January 28, 2011, the Board of Directors of the Company authorized the issuance of 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable.

On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos.

On May 30, 2011, the Board of Directors of the Company authorized the issuance of 1,378,915 common shares at a price of $0.20 per share in settlement of $275,783 notes and accrued interest payable.

On May 30, 2011, the Company issued 3,010,000 common shares at $0.20 per share pursuant to a private placement for proceeds of $602,002.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

10.	STOCK OPTIONS

During the nine months ended September 30, 2011, the Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On January 28, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the nine months ended September 30, 2011, the Company recorded stock-based compensation of $178,551, as consulting expense related to these options.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model and the weighted average grant date fair values of stock options granted during the nine months ended September 30, 2011 was $0.11.

The fair value assumptions used were as follows:

September 30,
2011

Expected dividend yield	0%
Risk-free interest rate	1.92%
Expected volatility	66%
Expected option life (in years)	4.92

The following table summarizes the continuity of the Company’s stock options:

			Weighted-
		Weighted	Average
	Number	Average	Remaining	Aggregate
	of	Exercise	Contractual	Intrinsic
	Options	Price	Term (years)	Value
		$		$
Outstanding, December 31, 2010	−	−	−	−
Granted	2,400,000	$0.20
Outstanding, September 30, 2011	2,400,000	$0.20	4.50	−
Exercisable, September 30, 2011	1,200,000	$0.20	4.50	−

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

10.	STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options at September 30, 2011, and changes during the nine months ended September 30, 2011 are presented below:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value
		$
Non-vested at December 31, 2010	−	−

Granted	2,400,000	0.11
Vested	(1,200,000)	0.11

Non-vested at September 30, 2011	1,200,000	0.11

As at September 30, 2011, there was $88,817 in total unrecognized compensation cost related to non- vested stock options. This cost is expected to be recognized over a weighted average period of 1.33 years.

11.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters. Management services provided are on a month to month basis.

The Company has entered into two leases for the provision of office space until January 31, 2014. The Company’s future minimum lease payments for the two leases are as follows:

Fiscal year ending December 31, 2011	$32,662	(Cdn$33,735)
Fiscal year ending December 31, 2012	133,277	(Cdn$137,655)
Fiscal year ending December 31, 2013	133,897	(Cdn$138,295)
Fiscal year ending December 31, 2014	11,158	(Cdn$11,524)
	$310,994	(Cdn$321,209)

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of September 30, 2011 and December 31, 2010, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

SEPTEMBER 30, 2011	FAIR			LOANS AND
	VALUE			RECEIVABLES/	TOTAL
	INPUT	HELD-FOR-		AMORTIZED	CARRYING	FAIR
	LEVEL	TRADING		COST	VALUE	VALUE
Financial assets
Cash	1	$289,886	$	−	$289,886	$289,886
Accounts receivable	3	−		297,325	297,325	297,325

		$289,886		$297,325	$587,211	$587,211

		OTHER		TOTAL
		FINANCIAL		CARRYING	FAIR
	LEVEL	LIABILITIES		VALUE	VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$72,283		$72,283	$72,283
Promissory Note	3	1,011,835		1,011,835	1,011,835

		$1,084,118		$1,084,118	$1,084,118

DECEMBER 31, 2010	FAIR			LOANS AND
	VALUE			RECEIVABLES/	TOTAL	FAIR
	INPUT	HELD-FOR-		AMORTIZED	CARRYING	VALUE
	LEVEL	TRADING		COST	VALUE
Financial assets
Cash	1	$877,848	$	−	$877,848	$877,848
Accounts receivable	3	−		51,080	51,080	51,080

		$877,848		$51,080	$928,928	$928,928

		OTHER		TOTAL
		FINANCIAL		CARRYING	FAIR VALUE
	LEVEL	LIABILITIES		VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$54,890		$54,890	$54,890
Notes payable and bank debt	3	403,211		403,211	403,211

		$458,101		$458,101	$458,101

Due to the nature of cash, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximated their carrying value. Promissory notes are recorded at estimated fair value on issue and at amortized cost on an ongoing basis.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

13.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these financial statements, following are events that have occurred subsequent to September 30, 2011:

Effective November 15, 2011, the Company created one series of the one hundred million (100,000,000) preferred shares it is authorized to issue, consisting of twenty-five million (25,000,000) shares, to be designated as Class A Preferred Shares (each, a "Class A Share"). The Class A Shares carry certain rights and restrictions that include redemption and retraction rights. Each Class A Share may be convertible from time to time into one common share of the Company (each, a "Common Share") at the holder's option until July 31, 2015 at the following conversion prices: (a) US$0.60 per Common Share if converted at any time up to and including July 31, 2012; (b) US$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and (c) US$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

The Company completed a private placement (the "Offering") with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Shares at a price of US$1.00 per Class A Share for gross proceeds of US$1,000,000. The gross proceeds of the Offering will be used for general working capital purposes.

The Company also announces that the terms of the secured convertible debenture (the "Debenture") in the principal amount of US$1,000,000 that the Company issued to a company owned by the Company's President and Chief Executive Officer effective July 29, 2011 were amended (the "Amendment") to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Shares rather than Common Shares. Immediately upon the effectiveness of the Amendment, the creditor converted the principal amount of the Debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of US$1.00 per Class A Share. Refer to Note 7.